FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2012

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Buenaventura Announces Third Quarter 2012 Results

Lima, Peru, October 30, 2012 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest, publicly-traded precious metals mining company, announced today results for the third quarter 2012. All figures have been prepared in accordance with IFRS and are stated in U.S. dollars (US$).

Comments from the Chief Executive Officer:

Mr. Roque Benavides, Buenaventura’s Chief Executive Officer, stated:

“Net income in the third quarter was US$185.6 million, 11% lower than the figure reported in 3Q11 (US$208.7 million). EBITDA from Buenaventura’s Direct Operations was US$158.5 million, 37% lower than the figure reported in 3Q11 (US$252.3 million), while EBITDA including Affiliates decreased 14%, from US$446.5 million in 3Q11 to US$384.4 million in 3Q12.

These results were mainly explained by lower gold volume sold from Buenaventura’s direct operations, as well as lower silver and base metal prices. Higher costs also impacted results due to an increase in contractor expenses as well as higher supply costs.

Buenaventura Third Quarter and Nine Month Period 2012 Results Page 2 of 15

Financial Highlights (in millions of US$, except EPS figures):

	3Q12	3Q11	Var%	9M12	9M11	Var%
Total Revenues	411.9	435.3	-5%	1,139.4	1,154.3	-1%
Operating Income	120.6	214.0	-44%	331.6	540.3	-39%
EBITDA (BVN Direct Operations)	158.5	252.3	-37%	439.7	643.3	-32%
EBITDA (inc. Associates)	384.4	446.5	-14%	1,137.5	1,237.8	-8%
Net Income	185.6	208.7	-11%	545.6	631.0	-14%
EPS*	0.73	0.82	-11%	2.15	2.48	-14%

(*) As of September 30, 2012, Buenaventura had 254,232,571 shares outstanding.

Within this release, Buenaventura presents financial measures in accordance with IFRS, as well as on a non-GAAP basis.

During 3Q12, net sales were US$394.0 million, 6% lower than the US$418.1 million reported in 3Q11. This was explained by lower metal prices and gold volume sold.

Royalty income increased 4% from US$17.1 million reported in 3Q11 to US$17.9 million in 3Q12 due to higher revenues at Yanacocha.

Operating Highlights	3Q12	3Q11	Var%	9M12	9M11	Var%
Net Sales (in millions of US$)	394.0	418.1	-6%	1,084.7	1,108.9	-2%
Average Realized Gold Price Gold (US$/oz)*	1,671	1,695	-1%	1,672	1,543	8%
Average Realized Gold Price (US$/oz) inc. Associates	1,656	1,677	-1%	1,653	1,542	7%
Average Realized Silver Price (US$/oz)*	29.68	38.99	-24%	29.93	37.33	-20%
Average Realized Lead Price (US$/MT)*	2,030	2,378	-15%	1,973	2,441	-19%
Average Realized Zinc Price (US$/MT)*	1,868	2,235	-16%	1,909	2,276	-16%
Average Realized Copper Price (US$/MT)*	7,989	9,066	-12%	8,119	9,244	-12%

(*) Buenaventura’s Direct Operations

Sales Content
	3Q12	3Q11	Var	9M12	9M11	Var
Gold (in oz)*	113,563	134,863	-16%	347,400	381,469	-9%
Gold (in oz) inc. Associates	287,284	283,091	1%	631,544	765,476	-17%
Silver (in oz)*	4,392,833	4,069,550	8%	11,882,677	10,427,079	14%
Lead (in MT)*	8,391	8,217	2%	19,996	15,511	29%
Zinc (in MT)*	15,613	12,114	29%	37,987	28,243	35%
Copper (in MT)*	3,886	4,383	-11%	10,394	15,061	-31%

(*) Buenaventura Direct Operations

Accumulated net sales in the first nine-month period 2012 were US$1,084.7 million, 2% lower than the figure reported in the same period 2011 (US$1,108.9 million), while royalty income was US$54.6 million, a 20% increase when compared to the US$45.4 million reported in 2011.

Buenaventura Third Quarter and Nine Month Period 2012 Results Page 3 of 15

Buenaventura’s equity production1 in 3Q12 was 112,750 ounces of gold, 5% higher than the 107,157 ounces reported in 3Q11 mainly due to an increase in Orcopampa and Tantahuatay production. Silver production in 3Q12 was 4.7 million ounces, a 12% increase when compared to the figure reported in 3Q11 (4.2 million oz).

Equity production1 in the first nine-month period 2012 was 337,761 ounces of gold and 13.2 million ounces of silver. This represented a 2% decrease in gold production (344,751 ounces in 2011), and a 17% increase in silver production compared to 2011 (11.2 million ounces).

Equity Production [1]
	3Q12	3Q11	Var%	9M12	9M11	Var%
Gold (oz) Direct Operations	112,750	107,157	5%	337,761	344,751	-2%
Gold (oz) inc. Yanacocha	267,144	256,887	4%	822,327	769,089	7%
Silver (oz)	4,678,811	4,189,062	12%	13,203,863	11,244,038	17%
Lead ( MT)	7,942	5,698	39%	19,450	13,819	41%
Zinc ( MT)	13,073	9,971	31%	32,328	19,474	66%
Copper (MT) inc. Cerro Verde	15,648	16,297	-4%	44,683	52,779	-15%

Orcopampa’s (100% owned by Buenaventura) total gold production in 3Q12 was 70,588 ounces, 17% higher than the 60,171 ounces reported in 3Q11. Production from the Chipmo mine in 3Q12 was 65,362 ounces, 25% higher compared to the 52,265 ounces reported in 3Q11 due to a 16% increase in tonnage treated and 6% higher ore grade (See Appendix 2). The old tailings treatment produced 5,226 gold ounces (compared to 7,906 ounces in 3Q11). Accumulated total gold production in the first nine-month period 2012 was 200,599 ounces, a 6% decrease when compared to 2011 (213,906 ounces).

Cash operating cost in 3Q12 was US$537/oz, 3% lower when compared to 3Q11 (US$554/oz). This was mainly explained by the 16% increase in gold ounces recovered due to higher tonnage treated and better ore grades.

At Uchucchacua (100% owned by Buenaventura), total silver production in 3Q12 was 2.79 million ounces, a 1% increase when compared to 2.75 million ounces in 3Q11 due to a 4% higher recovery rate (See Appendix). Zinc production in 3Q12 was 2,628 MT, 57% higher than the figure reported in 3Q11 (1,673 MT), while lead production increased 14% (2,259 MT in 3Q12 vs. 1,975 MT in 3Q11). In the first nine-month period 2012, silver production was 8.25 million ounces; zinc production was 6,879 MT, while lead production was 6,145 MT vs. 7.30 million ounces, 4,625 MT and 5,308 MT, respectively, in 2011.

Cash operating cost in 3Q12 was US$16.8/oz, in-line with the US$16.7/oz in 3Q11. It is important to note that efficiency improvements at Uchucchacua have permitted the Company to offset the increase in contractor, labor and supply costs, which have affected the entire industry.

At Julcani (100% owned by Buenaventura), total production in 3Q12 was 589,838 ounces of silver, 3% lower compared to 3Q11 (605,346 ounces). In the first nine-month period 2012, silver production was 1.82 million ounces, 0.5% higher than in 3Q11 (1.82 million ounces).

1 Production includes 100% of Buenaventura’s operating units, 100% of CEDIMIN, 53.06% of La Zanja, 40.04% of Tantahuatay and 53.76% of El Brocal.

Buenaventura Third Quarter and Nine Month Period 2012 Results Page 4 of 15

Silver cash operating cost in 3Q12 was US$14.6/oz, 15% higher than the 3Q11 cash cost (US$12.52/oz). This was mainly due to:

1.	A 9% increase in labor costs
2.	Contractor costs rose 25% due to higher labor costs, which impacted unit prices, as well as a 39% increase of DDHH work.

La Zanja (53.06% owned by Buenaventura) total production in 3Q12 was 29,702 ounces of gold, a 24% decrease when compared to 3Q11 (39,262 ounces). This was in-line with the 2012 mining plan. Accumulated gold production in the first nine-month period 2012 was 83,718 ounces, 17% lower when compared to first nine-month period 2011 (101,333 ounces). Cash operating cost in 3Q12 was US$620/oz, 72% higher than 3Q11 (US$360/oz) due to a higher stripping as well as an increase in supply costs (mainly explained by an increase of reagent consumption and prices). These costs were in-line with the 2012 budget.

Tantahuatay (40.04% owned by Buenaventura) total production in 3Q12 was 39,194 ounces of gold (15,678 ounces attributable to Buenaventura). In the first nine-month period 2012, gold production was 105,929 ounces (42,372 attributable to Buenaventura). Cash operating cost in 3Q12 was US$326/oz.

At El Brocal (53.76% owned by Buenaventura), Zinc production in 3Q12 was 13,298 MT, a 5% decrease when compared to 3Q11 (14,025 MT). Silver production increased 22% from 1.0 million ounces in 3Q11 to 1.2 million ounces in 3Q12. Lead production was 4,816 MT, 3% higher than 4,693 MT reported in 2011. During the first nine-month period 2012, total zinc production was 34,949 MT, a 48% increase when compared to the 23,675 MT reported in 2011. In the case of silver, total production increased 16%, from 2.5 million ounces in 2011 to 2.9 million ounces in the first nine-month period 2012. Lead production in the first nine-month period 2012 was 12,329 MT, 30% higher than 2011 (9,504 MT).

Zinc cash costs was US$975/MT in 3Q11 compared to a negative US$458/MT in 3Q12. This was explained by a decrease in silver by-product contribution due to lower prices.

At Marcapunta, copper production was 3,754 MT, 17% lower than the 4,549 MT reported in 3Q11. For the first nine-month period 2012, copper production decreased 41% (15,944 MT in 3Q11 versus 9,438 MT in 3Q12). Cash cost at Marcapunta was US$6,754/MT in 3Q12 (vs. US$3,922/MT in 3Q11).

General and administrative expenses in 3Q12 were US$22.9 million, 2% higher than the figure reported in 3Q11 (US$22.3 million). This figure included US$4.0 million in metallurgical research studies. For the first nine-month period 2012, general and administrative expenses were US$77.7 million versus US$58.8 million in 2011 (a 32% increase).

Exploration costs at non-operational mining sites, which include care and maintenance, in 3Q12 were US$27.4 million, a 114% increase compared to the US$12.8 million reported in 3Q11. Buenaventura’s main exploration efforts were focused at the Trapiche (US$5.1 million), Tambomayo (US$4.4 million), San Gregorio (US$4.0 million), Chancas/Focus (US$2.8 million) and Breapampa (US$2.1 million) projects.

Exploration costs at non-operational mining sites in the first nine-month period 2012 reached US$73.2 million, 106% higher than 2011 (US$35.5 million).

Buenaventura Third Quarter and Nine Month Period 2012 Results Page 5 of 15

Operating income in 3Q12 was US$120.6 million, a 44% decrease compared to the US$214.0 million reported in 3Q11. This decrease was mainly due to a 27% increase in operating costs, while revenues decreased 5%.

For the accumulated first nine-month period 2012, operating income was US$331.6 million versus US$540.3 million in 2011 (a decrease of 39%).

During 3Q12, Buenaventura’s share in associated companies was US$116.3 million, 8% higher than the US$107.7 million figure reported in 3Q11. Yanacocha’s contribution to these results decreased 18%, from US$79.8 million in 3Q11 to US$65.1 million in 3Q12, while Cerro Verde’s contribution increased 38% from US$31.8 million in 3Q11 to US$43.7 million in 3Q12.

For the first nine-month period 2012, Buenaventura’s share in associated companies was US$374.3 million, 9% higher than the US$343.9 million reported in 2011.

YANACOCHA

At Yanacocha (43.65% owned by Buenaventura), 3Q12 gold production was 353,710 ounces of gold, 8% higher than 3Q11 production (328,411 oz). Accumulated gold production in the first nine-month period 2012 was 1,110,117 ounces, 16% higher than in 2011 (958,290 oz).

Costs applicable to sales (CAS) at Yanacocha in 3Q12 were US$539/oz, 15% lower than the figure reported in 3Q11 (US$633/oz) due to higher production and lower mining costs. Net income at Yanacocha in 3Q12 was US$150.5 million, 18% lower compared to the 3Q11 figure (US$183.3 million). Accumulated net income in the first nine-month period 2012 was US$550.8 million, 24% higher than in 2011 (US$443.1 million).

During 3Q12, EBITDA totaled US$316.1 million, a 3% decrease compared to 3Q11 (US$327.2 million). This decrease was mainly due to an increase in other expenses related to unexpected employee terminations. Accumulated EBITDA in the first nine-month period 2012 was US$1,055.9 million, 31% higher than 2011 (US$805.3 million).

Capital expenditures at Yanacocha were US$262.6 million in 3Q12 and US$822.9 for the first nine-month period 2012.

CERRO VERDE

At Cerro Verde (19.58% owned by Buenaventura), 3Q12 copper production was 69,150 MT, a 3% decrease compared to the figure reported in 3Q11 (71,255 MT). Accumulated total copper production in the first nine-month period 2012 was 200,775 MT, 12% lower than 227,622 MT in 2011.

During 3Q12, Cerro Verde reported net income of US$219.7 million, a 33% increase when compared to US$164.9 million in 3Q11. This was mainly due to a 22% decrease in sales revenues (US$575.0 million in 3Q12 versus US$470.1 million in 3Q11). Accumulated net income in the first nine-month period 2012 was US$625.9 million, 29% lower than US$875.8 million in 2011.

Capital expenditures at Cerro Verde in 3Q12 totaled US$148.8 million and US$400.8 in the first nine-month 2012 period.

Buenaventura Third Quarter and Nine Month Period 2012 Results Page 6 of 15

CANTERAS DEL HALLAZGO (Chucapaca project)

At Canteras del Hallazgo (49% owned by Buenaventura), expenses attributable to Buenaventura totaled US$6.7 million, mainly due to social expenses (US$8.2 million in 3Q11). For the first nine-month period 2012, attributable expenses were US$20.1 million (US$21.3 million in 2011).

COIMOLACHE (Tantahuatay operation)

At Coimolache (40.04% owned by Buenaventura), attributable contribution was US$13.5 million (US$4.4 million in 3Q11). For the first nine-month period 2012, attributable contribution was US$31.4 million (US$3.5 million in 2011)

Buenaventura’s 3Q12 net income was US$185.6 million (US$0.73 per share), an 11% decrease compared to the US$208.7 million (US$0.82 per share) reported in 3Q11. Accumulated net income in the first nine-month period 2012 was US$545.6 million, 14% lower when compared to 2011 (US$631.0 million).

LA ZANJA DEVELOPMENT PROGRAM

•	Pampa Verde Project will allow the development of a new open pit, an expansion of the current leach pad and improvements to the operation’s road access. Construction began in 2Q11. The project’s total investment is US$70.4 million. Completion is expected in 1Q13.

Progress as of September 30, 2012
San Pedro Sur Leach Pad Stage II	100%
San Pedro Sur Leach Pad Stage III	22.34%
San Pedro Sur Waste Rock Deposit	100%
Pampa Verde Pit	60.00%
Pampa Verde Top Soil Deposit	30.00%
Pampa Verde Waste Soil Deposit	60.00%
Pampa Verde Acid Water Plant	75.00%
Pampa Verde Auxiliary Access	87.00%
Pampa Verde Waste Rock Deposit	70.00%
Pampa Verde Haul Road to SPS	70.00%

TANTAHUATAY DEVELOPEMENT PROGRAM

•	The acid water dam was completed
•	Cienaga Norte project: The Environmental Impact Assessment approval is expected by the end of 4Q12.

Buenaventura Third Quarter and Nine Month Period 2012 Results Page 7 of 15

PORACOTA – ULTRAFINE MILLING

•	The Poracota Ultrafine Milling project began in 1Q12. The project’s total investment is US$4.5 million.
•	The objective of this project is to process material from Manto Aguila. Project completion is expected by the end of 1Q13.

Progress as of September 30, 2012
Civil Work	58%
Structure Fabrication	100%
Plant Construction	0%

RIO SECO MANGANESE SULFATE PLANT

•	Buenaventura continued with the construction of the manganese sulfate plant. The project’s total budget is US$ 90.0 million.
•	The project includes an acid leaching facility, a sulfuric acid production plant and a manganese sulfate crystallization plant.
•	Pilot tests for the leaching processing facilities are expected in 4Q12. The operation of the sulfuric acid and the manganese sulfate plant is expected in 1Q13.

BREAPAMPA

•	As of September 30, 2012, construction at the Breapampa Project was completed for a total budget of US$48.0 million.
•	Currently, the Company is waiting for water and operating permits.

HUANZA HYDROELECTRICAL PLANT

•	Construction progress at the Huanza Project included:

1.	Water Conduction Tunnel: 10,074 meters of excavation was completed, representing 100%.
2.	Powerplant: civil work was 90% complete.
3.	Pallca Dam: 97% was complete (48,500m3 of concrete).
4.	The construction of electromechanical equipment is nearly complete, and will be delivered on schedule. Equipment construction is 20% complete.

At the Board of Directors meeting held October 30, 2012, the following resolutions were passed:

Declaration of a cash dividend of US$0.20 per share, or ADS, to be paid in U.S. dollars on November 30, 2012 to shareholders of record as of November 16, 2012.

* * *

Buenaventura Third Quarter and Nine Month Period 2012 Results Page 8 of 15

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, Precious Metals Company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Poracota*, Uchucchacua*, Antapite*, Julcani*, Recuperada*, El Brocal, La Zanja, Coimolache and CEDIMIN*).

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer, and 49% of Canteras del Hallazgo S.A, owner the Chucapaca project.

For a printed version of the Company’s 2011 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.

(*) Operations wholly owned by Buenaventura

(1) First time adoption of International Financial Reporting Standards (“IFRS”)

As part of the first adoption of the International Financial Reporting Standards (IFRS) in Peru, as of October 14, 2011, through Resolution N°102-2011-EF/94.01.1, the Superintendence of Securities Market (“SMV”, before CONASEV), required to all legal entities under its supervision to adopt IFRS since the year The nine-month period 2012.

For periods up to and including the year ended December 31, 2011, the Company prepared its financial statements in accordance with Generally Accepted Accounting Principles in Peru (Peru GAAP). These consolidated financial statements, for the year ended December 31, The nine-monthperiod 2012, are the first the Company has prepared in accordance with IFRS, in which the Company has applied IFRS 1 “First Time Adoption of International Financial Reporting Standard” in the opening balance as of January 1, 2011, transition date to IFRS. The IFRS 1 application implies that all the standards are apply retrospectively at the transition date, including certain mandatory exceptions and voluntary exemptions defined in the standard.

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economical, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Buenaventura Third Quarter and Nine Month Period 2012 Results Page 9 of 15

**Tables to follow**

APPENDIX 1

Equity Participation in Subsidiaries and Affiliates (as of December 31, The nine-month period 2012)
	BVN Equity %	Operating Mines / Business
Cedimin S.A.C*	100.00	Shila / Paula
Consorcio Energetico de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical Project
Buenaventura Ingenieros S.A*	100.00	Engineering Consultant
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	53.76	Colquijirca and Marcapunta
Canteras del Hallazgo S.A **	49.00	Chucapaca Project
Compañía Minera Coimolache S.A **	40.04	Tantahuatay
Minera Yanacocha S.R.L **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde

(*)Consolidates

(**) Equity Accounting

Buenaventura Third Quarter and Nine Month Period 2012 Results Page 10 of 15

APPENDIX 2

	GOLD PRODUCTION
	Three Months Ended September 30						Nine Months Ended September 30
	Orcopampa			Orcopampa Old Tailings			Orcopampa			Orcopampa Old Tailings
	2012	2011	%	2012	2011	%	2012	2011	%	2012	2011	%
Ore Milled MT	125,551	108,689	16%				350,563	334,790	5%
Ore Grade gr/MT	16.87	15.87	6%				17.04	19.10	-11%
Recovery Rate %	95.9%	94.1%	2%				96.0%	94.9%	1%
Ounces Produced	65,362	52,265	25%	5,226	7,906	-34%	184,482	195,170	-5%	16,117	18,736	-14%

Orcopampa Total Production		3Q12	70,588	3Q11	60,171	9M12%	200,599	9M11	213,906

	Three Months Ended September 30						Nine Months Ended September 30
	Antapite			Poracota			Antapite			Poracota
	2012	2011	%	2012	2011	%	2012	2011	%	2012	2011	%
Ore Milled MT	10,112	36,200	-72%	18,114	59,774	-70%	72,530	105,631	-31%	122,366	170,452	-28%
Ore Grade gr/MT	6.72	5.66	19%	4.22	8.13	-48%	4.63	6.86	-33%	6.27	8.40	-25%
Recovery Rate %	95.7%	96.9%	-1%	68.5%	80.5%	-15%	95.3%	96.5%	-1%	75.6%	82.8%	-9%
Ounces Produced	2,093	6,392	-67%	1,687	12,584	-87%	10,315	22,470	-54%	19,238	38,111	-50%

	LA ZANJA						TANTAHUATAY
	3Q12	3Q11%		9M12	9M11%		3Q12	3Q11%		9M12	9M11%
Ounces Produced	29,702	39,262	-24%	83,718	101,333	-17%	39,194	16,269	141%	105,929	16,269	551%

	SILVER PRODUCTION
	Three Months Ended September 30						Nine Months Ended September 30
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2012	2011	%	2012	2011	%	2012	2011	%	2012	2011	%
Ore Milled MT	263,454	268,377	-2%	695,800	416,986	67%	783,967	717,919	9%	1,689,846	842,805	101%
Ore Grade gr/MT	445.71	447.77	0%	36.70	81.49	-55%	449.14	446.83	1%	41.06	74.65	-45%
Recovery Rate %	73.8%	71.2%	4%	66.0%	74.1%	-11%	72.8%	70.8%	3%	63.2%	76.1%	-17%
Ounces Produced	2,785,910	2,751,532	1%	536,167	891,672	-40%	8,247,266	7,302,138	13%	1,410,027	1,882,307	-25%

	ZINC PRODUCTION
	Three Months Ended September 30						Nine Months Ended September 30
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2012	2011	%	2012	2011	%	2012	2011	%	2012	2011	%
Ore Milled MT	263,454	268,377	-2%	695,800	416,986	67%	783,967	717,919	9%	1,689,846	842,805	101%
Ore Grade %	1.57%	1.23%	28%	2.69%	4.06%	-34%	1.47%	1.25%	18%	2.93%	3.90%	-25%
Recovery Rate %	63.6%	50.8%	25%	65.4%	74.8%	-13%	59.6%	50.8%	17%	67.1%	72.0%	-7%
MT Produced	2,628	1,673	57%	12,332	14,025	-12%	6,879	4,625	49%	33,268	23,674	41%

Buenaventura Third Quarter and Nine Month Period 2012 Results Page 11 of 15

APPENDIX 3

EBITDA RECONCILIATION (in thousand US$)

	3Q12	3Q11	9M12	9M11
Net Income	203,358	239,535	594,339	708,887
Add / Substract:	-44,826	12,799	-154,630	-65,611
Provision for income tax, net	35,069	81,893	114,342	176,122
Share in associated companies by the equity method, net	-116,298	-107,696	-374,304	-343,853
Interest income	-2,470	-1,875	-7,761	-7,252
Interest expense	1,502	1,656	4,682	5,083
Loss on currency exchange difference	-527	529	254	1,352
Depreciation and Amortization	32,445	23,241	84,240	69,175
Workers´ participation provision	5,453	15,051	16,605	33,762
Long Term Compensation provision	0	0	7,312	0
EBITDA Buenaventura Direct Operations	158,532	252,334	439,709	643,276
EBITDA Yanacocha (43.65%)	137,997	142,840	460,891	351,526
EBITDA Cerro Verde (19.58%)	71,823	52,946	202,775	257,738
EBITDA Coimolache (40%)	22,721	6,635	54,270	6,635
EBITDA Canteras del Hallazgo (49%)	-6,669	-8,249	-20,110	-21,333
EBITDA Buenaventura + All Associates	384,404	446,505	1,137,534	1,237,842

Note:

EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including Affiliates) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) (2) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (3) Buenaventura’s equity share of EBITDA (Coimolache) plus (4) Buenaventura’s equity share of EBITDA (Canteras del Hallazgo). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the affiliated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities, determined in accordance with IFRS, as an indicator of cash flows or as a measure of liquidity.

Buenaventura Third Quarter and Nine Month Period 2012 Results Page 12 of 15

APPENDIX 4

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance sheet

As of September, 30 2012  and  December, 31 2011

	2012	2011
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	280,702	470,847
Financial asset at fair value through profit and loss	55,029	62,299
Trade accounts receivable, net	187,129	172,569
Other accounts receivable	82,523	48,521
Accounts receivable from associates	29,916	47,425
Derivative financial instruments	-	1,283
Embedded derivatives for concentrates sales	5,774	-
Inventory, net	171,951	149,108
Prepaid expenses	11,694	16,234
Total current assets	824,718	968,286

Other accounts receivable	14,664	5,570
Accounts receivable from associates	37,852	32,262
Long-term Inventory	42,939	48,845
Prepaid expenses	253
Investment in associates	2,350,797	1,935,004
Mining concessions, development cost and	1,058,390	830,997
property, plant and equipment, net
Deferred income tax asset	107,927	125,538
Other assets	5,209	7,047
Total assets	4,442,749	3,953,549

Liabilities and shareholders’ equity, net
Current liabilities
Trade accounts payable	173,799	142,375
Income tax payable	8,393	36,423
Dividends payable	865	1,052
Other accounts payable	61,757	40,098
Provisions	52,791	91,287
Accounts payable from associates	870	883
Embedded derivatives for concentrates sales, net	-	7,306
Hedge derivative financial instruments	177	-
Financial obligations	40,227	1,042
Total current liabilities	338,879	320,466

Other non-current provisions	106,850	86,528
Other accounts payable to associates	799	1,004
Financial obligations	119,181	105,072
Other accounts payable	4,694	-
Total liabilities	570,403	513,070

Shareholders’ equity net

Capital stock, net of treasury shares of US$62,622,000	750,540	750,540
Investments shares, net of treasury shares of US$762,000	1,399	2,019
Additional paid-in capital	219,471	225,978
Legal reserve	162,649	162,639
Other reserves	269	269
Retained earnings	2,478,607	2,034,768
Cumulative unrealized, gain (loss)	753	2,068
	3,613,688	3,178,281
Non-controlling interest	258,658	262,198
Total shareholders’ equity, net	3,872,346	3,440,479

Total liabilities and shareholders’ equity, net	4,442,749	3,953,549
	-	-

Buenaventura Third Quarter and Nine Month Period 2012 Results Page 13 of 15

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of income

For the nine  month period ended September 30, 2012 and September 30, 2011

	For the three month period ended September, 30		For the nine month period ended September, 30
	2012	2011	2012	2011
	US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Net sales	393,987	418,130	1,084,736	1,108,912
Royalty income	17,868	17,126	54,621	45,375
Total income	411,855	435,256	1,139,357	1,154,287

Operating costs
Cost of sales, without considering depreciation and amortization	(164,106)	(114,165)	(434,961)	(322,219)
Exploration in units in operation	(30,341)	(29,047)	(97,153)	(75,371)
Depreciation and amortization	(32,445)	(23,241)	(84,240)	(69,175)
Royalties	(10,963)	(20,629)	(30,120)	(51,939)
Total operating costs	(237,855)	(187,082)	(646,474)	(518,704)
Gross income	174,000	248,174	492,883	635,583

Operating expenses
Administrative	(22,856)	(22,343)	(77,652)	(58,825)
Exploring in non-operating areas	(27,400)	(12,827)	(73,229)	(35,527)
Selling	(5,204)	(3,285)	(12,281)	(8,138)
Other operating income, net	2,094	4,323	1,831	7,246
Total operating expenses	(53,366)	(34,132)	(161,331)	(95,244)
Operating income	120,634	214,042	331,552	540,339

Other income (expenses), net
Share in the results of associates	116,298	107,696	374,304	343,853
Interest income	2,470	1,875	7,761	7,252
Interest expense	(1,502)	(1,656)	(4,682)	(5,083)
Loss from currency exchange difference, net	527	(529)	(254)	(1,352)
Total other income, net	117,793	107,386	377,129	344,670

Income before income tax and non-controlling interest	238,427	321,428	708,681	885,009
Income tax	(35,069)	(81,893)	(114,342)	(176,122)
Net income	203,358	239,535	594,339	708,887
Net income attributable to non-controlling interest	(17,773)	(30,862)	(48,721)	(77,890)
Net income attributable to Owners of the parent	185,585	208,673	545,618	630,997

Basic and diluted earnings per share attributable to
Buenaventura, stated in U.S. dollars	0.73	0.82	2.15	2.48

Buenaventura Third Quarter and Nine Month Period 2012 Results Page 14 of 15

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of cash flows

For the nine  month period ended September 30, 2012 and September 30, 2011

	For the three month period ended September, 30		For the nine month period ended September, 30
	2012	2011	2012	2011
	US$(000)	US$(000)	US$(000)	US$(000)
Operating activities
Proceeds from sales	363,513	368,652	1,057,157	1,087,941
Royalties received	19,818	13,837	55,071	37,482
Value Added Tax recovered	16,884	6,920	30,161	19,360
Dividends received	3,846	-	10,854	-
Interest received	1,528	1,802	6,906	6,003
Payments to suppliers and third parties	(212,513)	(182,485)	(607,692)	(533,215)
Payments to employees	(33,694)	(20,153)	(155,521)	(106,296)
Income tax paid	(31,238)	(24,914)	(107,057)	(86,431)
Payment of royalties	(9,738)	(20,829)	(29,798)	(55,638)
Payments of interest	(514)	(235)	(1,279)	(911)

Net cash and cash equivalents provided by operating activities	117,892	142,595	258,802	368,295

Investment activities
Decrease (increase) in time deposits	2,736	(1,442)	9,582	16,493
Proceeds from sales of mining concessions, property, plant and equipment	98	7,792	119	7,792
Proceeds from sales of investments shares	-	60,379	-	60,379
Adquisitions of mining concessions, develpment activities,	(140,213)	(69,330)	(308,920)	(178,496)
property, plant and equipment
Payments for purchase of investments shares	(23,273)	(1,930)	(32,184)	(1,930)
Contributions to associates	(13,083)	(238,176)	(21,961)	(255,195)
Net cash and cash equivalents used in invesment activities	(173,735)	(242,707)	(353,364)	(350,957)

Financing activities
Increase in financial obligations	40,026	8,922	54,313	34,437
Dividens paid	-	-	(101,779)	(83,967)
Dividens paid to non-controlling interest	(4,942)	(22,867)	(39,117)	(48,418)
Payments for capital stock reduction to non-controlling interest	(7,980)	-	(7,980)	-
Payments of financial obligation	-	(493)	(1,020)	(1,500)
Net cash and cash equivalents provided by (used in) financing activities	27,104	(14,438)	(95,583)	(99,448)

Decrease in cash and cash equivalents during the period, net	(28,739)	(114,550)	(190,145)	(82,110)
Cash and cash equivalents at beginning of period	309,441	615,301	470,847	582,861
Cash and cash equivalents at period-end	280,702	500,751	280,702	500,751

Buenaventura Third Quarter and Nine Month Period 2012 Results Page 15 of 15

	For the three month period ended September, 30		For the nine month period ended September, 30
	2012	2011	2012	2011
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net income to cash and cash equivalents provided by operating activities

Net income attributable to owners of the parent	185,585	208,673	545,618	630,997
Add (less)
Depreciation and amortization	32,445	23,241	84,240	69,175
Net income attributable to non-controlling interest	17,773	30,862	48,721	77,890
Deferred income tax	4,396	23,269	17,175	48,065
Accretion expense of the provision for closure of mining units	988	1,417	3,405	4,169
Loss from currency exchange differences	(527)	529	254	1,352
Share in the results of associates, net of dividends received in cash	(112,452)	(107,696)	(363,450)	(343,853)
Provisions	(17,846)	16,811	(137,589)	(21,473)
Provision for estimated fair value of embedded derivatives related of concentrates
sales and adjustments on open liquidations	(21,983)	35,099	(32,076)	44,610

Net changes in operating assets and liabilities accounts

Decrease (increase) in operating assets
Trade accounts receivable	(17,806)	(75,278)	(14,560)	(55,912)
Other accounts receivable	(9,298)	26,536	(23,304)	31,842
Other accounts receivable from associates	14,205	(20,727)	7,225	(33,277)
Inventory	(3,723)	(20,165)	(16,937)	(79,643)
Prepaid expenses	(21,512)	11,704	(26,747)	14,120

Increase (decrease) of operating liabilities
Trade accounts payable	23,621	15,703	31,424	10,274
Other accounts payable	44,218	(46,357)	163,433	(47,761)
Income tax payable	(192)	18,974	(28,030)	17,720

Net cash and cash equivalents provided by operating activities	117,892	142,595	258,802	368,295

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: October 30, 2012